EXHIBIT 99.1

SUFFOLK BANCORP

DIVIDEND REINVESTMENT AND COMMON STOCK PURCHASE PLAN/OPTIONAL

CASH PAYMENT ENROLLMENT FORM

Check only one of the following options:

[ ]	FULL DIVIDEND REINVESTMENT. I want to reinvest dividends on all shares registered in my name and held for my account in the Plan. I may also make optional cash purchases. If I wish to make an optional cash purchase at this time, a check in the amount of $ is enclosed.

[ ]	PARTIAL DIVIDEND REINVESTMENT. I want to reinvest dividends on only shares. I may also make optional cash purchases. If I wish to make an optional cash purchase at this time, a check in the amount of $ is enclosed.

[ ]	OPTIONAL CASH PURCHASES ONLY. I want to make only optional cash payments to the plan. I do not want to reinvest dividends. Enclosed is an optional cash payment in the amount of $ . This payment is to be used to purchase additional shares of Suffolk Bancorp Common Stock in accordance with the terms of the plan as described in the prospectus.

Please enroll me in the plan as indicated above.

(Sign here exactly as name appears at left)

(All stockholders must sign)

SEE REVERSE SIDE FOR EXPLANATION	(Date)

Completion and return of this form appoints American Stock Transfer and Trust Company your agent and authorizes your enrollment in the Suffolk Bancorp Dividend Reinvestment and Common Stock Purchase Plan/Option Cash Payment, as indicated.

DO NOT RETURN THIS FORM UNLESS YOU INTEND TO PARTICIPATE IN THE PLAN.

FULL DIVIDEND REINVESTMENT — If you check this, you authorize the purchase of additional shares with the dividends on all shares registered in your name, as well as on the shares credited to your reinvestment account. You may also make optional cash payments each month of not less than $50.00 or more than $10,000.00.

PARTIAL DIVIDEND REINVESTMENT — If you check this, you authorize the purchase of additional shares with the dividends on the number of shares you indicate. You may also make optional cash payments each month of not less than $50.00 or more than $10,000.00.

OPTIONAL CASH PURCHASES ONLY — If you check this, a reinvestment account will be established to receive your optional cash payments each month of not less than $50.00 or more than $10,000.00. Please make check or money order payable to “American Stock Transfer and Trust Company LLC.” Checks or money orders must clear before the first business day of the month in order to be invested during the period beginning on that day. Optional cash payments clearing on or after such date will be deposited and invested during the next monthly purchase period. Under no circumstance will interest be paid on optional cash payment.

Your participation is subject to the terms of the plan as described in the prospectus. You may withdraw from the plan at any time by notifying American Stock Transfer and Trust Company in writing in accordance with the procedures set forth in the prospectus.

Please direct all correspondence to:	American Stock Transfer and Trust Company LLC P.O. Box 922 Wall Street Station New York, New York 10269-0560 (877) 842-1561 Attn: Plan Administration Department www.amstock.com	NOTE: THIS IS NOT A PROXY